IVY DISTRIBUTORS, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

(In thousands)

Total stockholder's equity per balance sheet	$	35,409
Additions to capital – deferred tax adjustment		658
Total stockholder's equity for computation of net capital		36,067
Nonallowable assets:		
Receivables from affiliates		498
Fixed assets		3,320
Other assets		10,759
Total nonallowable assets		14,577
Haircuts on securities		1,273
Net capital		20,217
Computation of basic net capital requirement Rule 15c3-1		
Net capital requirement (the greater of $6^{2/3}$% of aggregate indebtedness or $25)		1,909
Excess of net capital over minimum net capital requirement	$	18,309
Aggregate indebtedness	$	28,630
Ratio aggregate indebtedness to net capital		1.42

There were no material differences between the amounts presented above and the amounts presented in the
Company's unaudited December 31, 2019, FOCUS Part IIA filed on January 27, 2020.

See accompanying report of independent registered public accounting firm.